UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA RECEIVES NASDAQ NOTIFICATION REGARDING MINIMUM BID PRICE DEFICIENCY

On May 16, 2023, Zenvia Inc. (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s Class A common shares (the “Securities”) for the 30 previous consecutive business days, it no longer met Nasdaq’s minimum bid price requirement of US$1 per share (the “Minimum Bid Price Requirement”), as set forth by Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A). This current report is filed pursuant to Nasdaq Listing Rule 5810(b).

The Notice has no immediate effect on the listing of the Securities, which continue to trade uninterrupted on The Nasdaq Capital Market under the symbol “ZENV” and the Company’s business operations are not affected by the receipt of the Notice.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with an initial 180-calendar day period, ending on November 13, 2023, (the “Initial Compliance Period”) to regain compliance with the Minimum Bid Price Requirement. If at any time during the Initial Compliance Period, the closing bid price per share of the Securities is of at least U$$1.00 for a minimum of 10 consecutive business days, it is expected that Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance within the Initial Compliance Period, it may be eligible for an additional 180- calendar day compliance period, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii), provided that it meets the applicable market value of publicly held shares requirement for continued listing and all applicable standards for initial listing on the Nasdaq Capital Market (except the Minimum Bid Price Requirement) and notifies Nasdaq of its intent to cure this deficiency during this second compliance period. If the Company has not regained compliance within the period(s) granted by Nasdaq, including any extensions, the Securities will be subject to delisting, pending an appeal to the Nasdaq Hearing Panel.

The Company intends to monitor the closing bid price of the Securities and will, if appropriate, consider implementing available options to resolve the noncompliance with the Minimum Bid Price Requirement, including, but not limited to implement a reverse stock split of the Securities. There can be no assurance that the Company will be able to regain compliance with Minimum Bid Price Requirement or that, if needed, Nasdaq will grant the Company an additional compliance period.

 Forward Looking Statements

This current report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “aim,” “anticipate,” “believe,” “can,” “continue,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “probable,” “project,” “seek,” “should,” “target,” “would,” or the opposite of these terms or other similar expressions. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 19, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer